SECU[illegible] 06050833 [illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 26 2006
WASHINGTON, D.C.
210

SEC FILE NUMBER
8- 24977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/05 (MM/DD/YY) AND ENDING 07/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUETER AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 EAST CAMPUS VIEW BLVD., SUITE 115
(No. and Street)

COLUMBUS (City) OHIO (State) 43235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEAN R. BUETER 614-885-9734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER DOWNS & CO., INC.
(Name – *if individual, state last, first, middle name*)

41 SOUTH HIGH STREET, SUITE 2100 (Address) COLUMBUS (City) OHIO (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 29 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SEAN R. BUETER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUETER AND COMPANY, INC., as of JULY 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

TERRANCE R. BUETER
Notary Public, State of Ohio
My Commission Expires 01-25-09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUETER AND COMPANY, INC.
Columbus, Ohio

Report on Audits of Financial Statements

For the years ended July 31, 2006 and 2005

CONTENTS

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bueter and Company, Inc.
Columbus, Ohio

We have audited the accompanying statements of financial condition of Bueter and Company, Inc. (Company) as of July 31, 2006 and 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
August 29, 2006

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF

BUETER AND COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

	July 31 2006	July 31 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 43,256	$ 38,559
Commissions receivable	51,711	23,145
Prepaid federal income tax	182	182
Total Current Assets	95,149	61,886
PROPERTY AND EQUIPMENT, net	1,069	1,351
Total Assets	$ 96,218	$ 63,237
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 800	$ 800
Commissions payable	-	326
Deferred income taxes	190	190
Management fee payable	48,027	12,176
Total Current Liabilities	49,017	13,492
STOCKHOLDERS' EQUITY		
Common stock, no par value, 750 shares authorized, 500 issued and outstanding	10,000	10,000
Additional paid-in capital	5,000	5,000
Retained earnings	32,201	34,745
Total Stockholders' Equity	47,201	49,745
Total Liabilities And Stockholders' Equity	$ 96,218	$ 63,237
Book Value Per Share	$ 94.40	$ 99.49

BUETER AND COMPANY, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions and fees	$ 242,698	$ 444,134
OPERATING EXPENSES		
Management fee	151,722	245,056
Commissions	31,419	129,751
Other administrative expenses	62,101	59,194
Total Operating Expenses	245,242	434,001
Operating (Loss) Income	(2,544)	10,133
PROVISION FOR INCOME TAXES	-	(1,520)
Net (Loss) Income	$ (2,544)	$ 8,613
Net (Loss) Income Per Share	$ (5.09)	$ 17.23

See notes to financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JULY 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES, August 1, 2004	$ 10,000	$ 5,000	$ 26,132	$ 41,132
Net Income	-	-	8,613	8,613
BALANCES, July 31, 2005	10,000	5,000	34,745	49,745
Net Loss	-	-	(2,544)	(2,544)
BALANCES, July 31, 2006	$ 10,000	$ 5,000	$ 32,201	$ 47,201

See notes to financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (2,544)	$ 8,613
Adjustments to reconcile (loss) net income to net cash provided by operating activities:		
Depreciation	282	330
Deferred income taxes	-	1,520
Changes in assets and liabilities:		
Accounts receivable - related party	-	2,879
Commissions receivable	(28,566)	(23,145)
Accounts payable	-	800
Commissions payable	(326)	326
Management fee payable	35,851	12,176
Net Cash Provided By Operating Activities	4,697	3,499
Net Increase In Cash	4,697	3,499
CASH AND CASH EQUIVALENTS		
Beginning of year	38,559	35,060
End of year	$ 43,256	$ 38,559

See notes to financial statements.

BUETER AND COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2006 AND 2005

NOTE 1 - ORGANIZATION AND PURPOSE

Bueter and Company, Inc. (Company), an Ohio corporation formed in 1979, is an investment advisory firm registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The Company provides its services to individuals, corporations and other investment advisors. The Company's primary investment activity is retirement planning.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may differ from actual results.

Cash and Cash Equivalents - For purposes of the financial statements, the Company considers all investments with original maturities of three months or less to be cash equivalents.

Property and Equipment - Property and equipment consist of office equipment and furniture and fixtures, which are stated at cost and depreciated over the estimated useful lives of the assets ranging from five to seven years. These assets are shown net of accumulated depreciation of approximately $63,000 and $62,000 at July 31, 2006 and 2005, respectively.

Income Taxes - The Company accounts for income taxes under the liability method prescribed by the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (SFAS 109)." Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company reports its operations for income tax purposes on the cash basis of accounting and, therefore, receivables and certain payables are not reflected in taxable income.

Book Value and Earnings Per Share - Book value per share is based upon the number of shares outstanding at July 31, 2006 and 2005, respectively. Earnings per share are based upon the weighted average number of shares outstanding during the years ending July 31, 2006 and 2005, respectively.

NOTE 3 - INCOME TAXES

The provision for income taxes at July 31, 2006 and 2005 consisted of income taxes of $0 and $1,520, respectively.

NOTE 3 - INCOME TAXES (Continued)

The Company's deferred income taxes at July 31 consisted of the following:

	2006	2005
Accrued receivables	$ (8,138)	$ (3,471)
Accrued expenses	7,324	1,995
Net operating loss carry-forward	624	1,286
Net deferred tax liability	$ (190)	$ (190)

The Company has net operating loss carry-forwards of approximately $4,000, which expire in 2021.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has a management agreement with Bueter and Associates, Inc., a related entity that is controlled by the Company's President and principal stockholder. The management agreement provides that certain expenses incurred by Bueter and Associates, Inc. as a result of activities on behalf of the Company will be borne by Bueter and Associates, Inc. In return for this benefit, the Company is required to pay Bueter and Associates, Inc. a percentage of revenues earned, net of commissions paid to brokers. The required rate was 95% for the period August 1, 2002 through September 30, 2002, 80% for the period October 1, 2002 through July 31, 2003, 90% for the period August 1, 2003 through December 31, 2003 and 95% thereafter. The Company incurred management fees of $151,722 and $245,056 for the years ended July 31, 2006 and 2005, respectively. The Company also paid expense allocations of the following for the year ended July 31, 2006:

Office administration	$ 15,000
Rent	6,000
Telephone	2,400
Seminar expense	12,000
Office supplies	1,800

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SUPPLEMENTAL INFORMATION

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors,
Bueter and Company, Inc.
Columbus, Ohio

Our report on our audit of the financial statements of Bueter and Company, Inc. as of July 31, 2006 appears previously in this report. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented only for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
August 29, 2006

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF Worldwide

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SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Bueter and Company, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Bueter and Company, Inc. (Company) for the year ended July 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
August 29, 2006

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BUETER AND COMPANY, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2006

NET CAPITAL		
Total Stockholders' Equity	$	47,201
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		190
Total capital and allowable subordinated liabilities		47,391
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net		1,069
Federal income tax receivable		182
Deferred income taxes		-
Net capital before haircuts on securities position		46,140
Haircuts on securities		
Contractual securities commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposits, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		-
Undue concentrations		-
Net capital	$	46,140

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Long-term note payable (secured by property and equipment)	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Other accounts payable and accrued expenses	$ 48,827
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other	-
Total Aggregate Indebtedness	$ 48,827
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (calculated)	$ 3,255
Minimum net capital required (stated)	$ 5,000
Excess net capital	$ 41,140
Excess net capital at 1,000 percent	$ 41,257
Ratio: Aggregate indebtedness to net capital	1.06 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of July 31, 2006)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 45,950
Inclusion of deferred income taxes as an allowable credit	190
Net capital per above	$ 46,140

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